[redacted]

10025589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing FEB 19 2010 Washington, DC 104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. H. Colson Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Commerce St. Suite C
(No. and Street)

Greenville (City) NC (State) 27858 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Willard H. Colson, JR 252-756-9902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J Bowden & Company, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

863 Flat Shoals Rd SE (Address) Conyers (City) GA (State) 30094 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Willard H. Colson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. H. Colson Securities, Inc., as of February 17, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NC
County of Pitt

Willard H. Colson, Jr.
Signature

My Com Exp 5/1/2013

President
Title

[Notary signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. COLSON SECURITIES, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2009 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

W.H. COLSON SECURITIES, INC.

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
W.H. COLSON SECURITIES, INC.

We have audited the accompanying statement of financial condition of W.H. Colson Securities, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Colson Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 9, 2010

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

W.H. COLSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS:		
Cash	$	78,114
Commissions receivable		59,886
Employee advances		11,188
TOTAL	$	149,188

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Commissions payable	$	43,600
Accounts payable and accrued expenses		1,837
Total liabilities		45,437
STOCKHOLDER'S EQUITY:		
Capital stock		1,000
Additional paid-in capital		166,000
Deficit		(63,249)
Total stockholder's equity		103,751
TOTAL	$	149,188

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

COMMISSIONS	$	640,496
EXPENSES:		
Commissions and fees		452,820
Salaries and wages		67,250
Legal and professional fees		12,670
Rent		11,820
Taxes, licenses and permits		11,278
Office		9,542
Telephone		6,198
Auto		4,199
Travel		2,878
Insurance		2,685
Utilities		2,273
Bank charges		913
Dues and subscriptions		850
Credit card charges		358
Meals and entertainment		237
Total expenses		585,971
Income before other income		54,525
OTHER INCOME - Insurance reimbursement		11,482
NET INCOME	$	66,007

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

STOCKHOLDER'S EQUITY, JANUARY 1	$	97,744
Net income		66,007
Stockholder distributions		(60,000)
STOCKHOLDER'S EQUITY, DECEMBER 31	$	103,751

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES:		
Net income	$	66,007
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable		(23,640)
Increase in employee advances		(5,945)
Increase in commissions payable		17,138
Decrease in accounts payable and accrued expenses		(218)
Net cash provided by operating activities		53,342
FINANCING ACTIVITY - stockholder distributions		(60,000)
NET DECREASE IN CASH		(6,658)
CASH AT BEGINNING OF YEAR		84,772
CASH AT END OF YEAR	$	78,114

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

W.H. Colson Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various Exchanges and the Financial Industry Regulatory Authority (FINRA). The Company was formed as a Georgia corporation on June 1, 2001.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Income Taxes

The Company is a Subchapter S Corporation for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2009 is $59,886. Commissions payable for the year ended December 31, 2009 is $43,600.

3. **OTHER INCOME <EXPENSE>**

The Company charges each agent for their respective share of errors and omissions insurance. The amount is withheld from the agents commissions earned. At times, the fees are collected in advance of the Company paying the errors and omissions policy. For the year ended December 31, 2009, the Company collected $11,482 more in insurance premiums that were not remitted until the policy premium was due in 2010.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $92,563, which was $87,563 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 49.09%.

5. **RELATED PARTY TRANSACTIONS**

The Company and the sole shareholder have entered into a management expense sharing agreement (Agreement), whereby many of the expenses of the Company can be paid by the sole shareholder individually or by a company under common control. Additionally, under the Agreement, the sole shareholder will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1 (see also Note 4). Even though the agreement is still intact, all of the Company's expenses were paid by the Company in 2009.

The shareholder received distributions totaling $60,000 which is reported on the Statement of Stockholder's Equity. The sole shareholder was also paid $12,000 in salary that is reported on the statement of operations as salaries and wages.

The sole shareholder also owns 100% of two other companies. W.H. Colson & Associates, Inc. serves as a registered investment advisory service (RIA). W.H. Colson Insurance Agency sells insurance. For the year ended December 31, 2009, the Company received $52,006 from the commonly controlled RIA for commissions earned. Also for the year ended December 31, 2009, the Company received $52,563 from the insurance company under common control for commissions earned on variable insurance products.

7. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

W.H. COLSON SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 103,751
DEDUCTIONS AND/OR CHARGES:	
Nonallowable asset - employee advances	(11,188)
NET CAPITAL	92,563
AGGREGATE INDEBTEDNESS:	
Commissions payable	43,600
Accounts payable and accrued expenses	1,837
Total aggregate indebtedness	45,437
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	5,000
Excess net capital	87,563
Excess net capital at 1,000 percent	88,019
Percentage of aggregate indebtedness to net capital	49.09%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2009.

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
W.H. COLSON SECURITIES, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7T - pages 12 and 13 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by W.H. Colson Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating W.H. Colson Securities, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). W.H. Colson Securities, Inc's management is responsible for the W.H. Colson Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences.

3. There were no adjustments reported in Form SIPC-7T, thus, no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

863 FLAT SHOALS ROAD SE, SUITE C-369

CONYERS, GEORGIA 30094

PH 770-500-9798

FAX 678-868-1411

WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Atlanta, Georgia
February 9, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053621 FINRA DEC
W H COLSON SECURITIES INC 12*12
211 COMMERCE ST STE C
GREENVILLE NC 27858-5030

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Willard H. Colson, Jr. (252)756-9902

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

1/6/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

W. H. Colson Securities, Inc.
(Name of Corporation, Partnership or other organization)

Willard H. Colson Jr
(Authorized Signature)

Dated the 4 day of February, 20 10.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 496,698.50
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	495,620.41
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1078.09
2e. General Assessment @ .0025	$ 2.69 (to page 1 but not less than $150 minimum)

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Board of Directors
W.H. COLSON SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary schedule of W.H. Colson Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 9, 2010